Flowr Signs Medical Cannabis Supply Agreement with Shoppers Drug Mart

FlowrRx Products Now Available Exclusively Through Shoppers Drug Mart Online Site

KELOWNA, BRITISH COLUMBIA, JANUARY 9, 2019 – The Flowr Corporation (TSX.V: FLWR; OTC: FLWPF), through its subsidiary The Flowr Group (Okanagan) Inc. (collectively “Flowr” or the “Company”), announced today that it has entered into an agreement to supply medical cannabis to Shoppers Drug Mart (Shoppers) on a purchase order basis. The term of the supply agreement is three (3) years, with a two (2) year renewal term.

Flowr is a Canadian Licensed Producer of premium cannabis products and will supply Shoppers with its FlowrRx brand of premium medical cannabis products. The products initially will be sold online only as Canadian regulations currently restrict the sale of medical cannabis in retail pharmacies.

Flowr also announced that Shoppers’ new ecommerce site (shoppersdrugmart.ca/cannabis) will be the exclusive direct-to-patient online provider of FlowrRx products. Flowr believes this agreement presents the opportunity to significantly increase its sales of medical cannabis products in Canada, a market that Deloitte has estimated could reach C$1.8 billion in sales in 2019.1 Currently FlowrRx products are available online to patients registered via the Company’s website and in select clinics.

“We believe that partnering with Shoppers Drug Mart to provide patients with premium medical cannabis is a game-changing opportunity for Flowr’s medical business and we look forward to working with their team,” said Tom Flow, Flowr’s Co-CEO. “FlowrRx products are grown in facilities designed to pharmaceutical industry manufacturing standards and using strict processes that should enable us to provide patients with both the high quality they seek and the consistent benefits they need.”

Flowr’s cultivation team employs exacting protocols throughout the growing and curing process seeking to consistently provide medical clients with their desired medicinal benefits. Flowr’s products are grown in the world-famous Okanagan Valley of British Columbia in facilities that employ proprietary cultivation systems and are engineered to Good Manufacturing Process standards. Flowr then carefully harvests, hand trims and craft cures its products.

Shoppers, a division of Loblaw Companies Limited (TSE: L), is Canada’s leading drug store retailer with approximately 1,300 pharmacist-owned locations from coast-to-coast.

About Flowr

The Flowr Corporation (TSX.V: FLWR; OTC: FLWPF), through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Markham, ON and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

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1 Deloitte, A Society in Transition, an Industry Ready to Bloom, June 2018

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Tom Flow
Co-CEO

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Bram Judd: +1.905.940.3993 ext.1520, bram@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: the products initially being sold online, adding Flowr’s products to Shoppers’ offerings will provide Shoppers’ clients with a premium option, the track record of Flowr’s cultivation team, the agreement with Shoppers presenting Flowr with the opportunity to significantly increase sales of medical cannabis, the market for medical cannabis in Canada for 2019, the belief that partnering with Shoppers being game changing for Flowr’s business and sales, Flowr’s facilities being designed in a way that should enable it to provide patients with both high quality products and consistent benefits, Flowr’s cultivation team employing exacting protocols throughout the growing and curing process that seek to consistently provide medical clients with their desired medicinal benefits, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the inability to continue to supply patients online, the inability of the Flowr products providing Shoppers’ clients with a premium option, Flowr’s cultivation team failing to achieve the standards or level of products described  herein, including with respect to quality and consistency of product offerings, the supply agreement with Shoppers not being a game changing opportunity for Flowr’s medical cannabis products in Canada, including, without limitation, not increasing sales of Flowr’s medical products, the inability of Flowr to capture any portion of the expected Canadian market described herein, the inability of Flowr to maintain its facilities at pharmaceutical industry manufacturing standards and using strict processes to enable it to provide patients with high quality and consistent products, which could significantly impact sales of Flowr’s products, Flowr’s cultivation team not employing exacting protocols throughout the growing and curing process, which could impact the quality of the products and the medicinal benefits for patients, Flowr not being able to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, Flowr’s inability to excel at cultivating premium cannabis, Flowr’s inability to construct its facilities, or in the time anticipated, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, which could result in significant penalties or costs being imposed on Flowr, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, including those described herein, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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